Electronic Articles of Incorporation
For

P20000039153
FILED
May 26, 2020
Sec. Of State
dlokeefe

NORTHSTAR TECHNOLOGIES GROUP INC.

The undersigned incorporator, for the purpose of forming a Florida
profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:
NORTHSTAR TECHNOLOGIES GROUP INC.

Article II

The principal place of business address:
365 FIFTH AVENUE SOUTH
219
NAPLES, FL. US 34102

The mailing address of the corporation is:
365 FIFTH AVENUE SOUTH
219
NAPLES, FL. US 34102

Article III

The purpose for which this corporation is organized is:
ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:
33,000,000

Article V

The name and Florida street address of the registered agent is:
PAUL A INGLESE
365 FIFTH AVENUE SOUTH
219
NAPLES, FL.   34102

I certify that I am familiar with and accept the responsibilities of
registered agent.

Registered Agent Signature: PAUL A. INGLESE

P20000039153
FILED
May 26, 2020
Sec. Of State
dlokeefe

Article VI

The name and address of the incorporator is:

PAUL A. INGLESE
365 FIFTH AVENUE SOUTH
219
NAPLES, FLORIDA 34102

Electronic Signature of Incorporator: PAUL A. INGLESE

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
PAUL A INGLESE
14538 INDIGO LAKES CIR
NAPLES, FL. 34119 US

Article VIII

The effective date for this corporation shall be:

05/18/2020